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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2005; or
☐	Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934 For the transition period from to

Commission file number:

THE TORONTO-DOMINION BANK, U.S.A. DIVISION
401(k) EMPLOYEE RETIREMENT SAVINGS PLAN
(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1
TORONTO-DOMINION CENTRE
KING STREET WEST AND BAY STREET
TORONTO, ONTARIO M5K1A2
CANADA

(Address of principal executive offices)

The Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan Committee
The Toronto-Dominion Bank

We have audited the accompanying statements of net assets available for benefits of the Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York
June 23, 2006

The Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments, at fair value	$80,858,943	$72,968,883
Participant loans	884,660	913,960
Contributions receivable	130,578	159,594

Net assets available for benefits	$81,874,181	$74,042,437

See accompanying notes.

The Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Additions to net assets attributed to:
Investment income:
Net realized and unrealized appreciation in fair value of investments	$3,264,601
Interest and dividends	2,504,815

5,769,416
Contributions:
Employee	3,134,089
Employer	1,967,828

5,101,917
Transfers in:
TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan	4,106,500

Total additions	14,977,833
Deductions
Deductions from net assets attributed to:
Participant withdrawals	(7,146,089)

Total deductions	(7,146,089)

Net increase during the year	7,831,744
Net assets available for benefits:
Beginning of year	74,042,437

End of year	$81,874,181

See accompanying notes.

The Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan

Notes to Financial Statements
December 31, 2005

1.     Description of the Plan

The following description of The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Terms used in this description have the same meaning as in the Plan.

General

The Plan is a defined contribution plan covering all employees of the Toronto-Dominion Bank, U.S.A. Division (the "Company") who become eligible upon reaching the latter of the first day of the month following (i) the attainment of age 21 or (ii) the completion of 90 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective February 1, 2005, any participant who fails to make an investment election shall be invested in a T. Rowe Price Retirement Fund based on the participant's year of birth until that participant directs otherwise. In addition, the automatic Compensation Reduction Contributions, as defined by the Plan document, increased by 1% and will continue to increase each subsequent January 1 (but not in excess of 6%), provided that the increase does not apply to particpants who have changed their Compensation Reduction Contributions deferral percentage within a 90-day period prior to the automatic increase. Participants may opt out of this automatic increase, adopt a different deferral percentage, or select an effective month other than February 2005, or any subsequent January.

On January 24, 2006, TD Waterhouse Group, Inc. ("TDW Group") was acquired by Ameritrade Holding Corporation. TD Asset Manageement, Inc. and TD Waterhouse Bank, N.A., wholly owned subsidiaries of TDW Group, were not acquired as part of the transaction. Accordingly, on December 30, 2005, assets for employees of TD Asset Management, Inc. and TD Waterhouse Bank, N.A., with aggregate fair value of $4,106,500, were transferred to the Plan.

Plan Administration

The Plan is administered by the Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan Committee (the "Committee"), as defined in the Plan document whose members are appointed by the Company consisting of at least three but not more than five members. The Committee has assigned all the operating and record keeping responsibilities of the Plan to T. Rowe Price, which also serves as Trustee of the Plan. All expenses relating to the administration of the Plan are paid by the Company and are not reimbursed by the Plan.

Contributions

Each year, participants may contribute up to 35% of their pretax annual compensation, as defined in the Plan document. Participant contributions were limited to $14,000, effective January 1, 2005, and $13,000 in Plan year 2004. The Company provides for a (i) matching contribution of 50% of the first 6% of participant's pretax annual compensation and (ii) profit sharing contribution of 3% of the employee pretax annual compensation as long as the employee is actively employed on the last day of the taxable year, regardless of whether the employee contributed to the Plan. Both the matching and profit sharing contributions are subject to certain Internal Revenue Code (the "Code") dollar limitations.

Participant Accounts

Each participant's account is credited and charged with participant's contributions, benefit payments and allocations of (i) the Company's contributions (ii) Plan earnings and losses, and (iii) administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participant nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

If a participant was employed by the Company on December 31, 1998 (or was employed by the Company prior to such date and is reemployed by the Company on or after January 1, 1999) and if such participant's employment is terminated prior to such person's normal retirement date, as defined by the Plan, and for any reason other than death or becoming disabled, the participant shall have a nonforfeitable interest in the value of his matching contribution and the earnings thereon in accordance with whichever schedule produces the greater vested percentage, as defined by the Plan:

Years of Plan Participation (as defined by the Plan)	Vested Percentage
Less than 2 years	0%
2 or more years	100%

Years of Service (as defined by the Plan)	Vested Percentage
Less than 3 years	0%
3 or more years	100%

If a participant was employed by the Company prior to December 31, 1998 and is not employed or reemployed by the Company on or after such date and if such participant's employment is terminated prior to his normal retirement date, as defined by the Plan, and for any reason other than death or becoming disabled, the participant shall have a nonforfeitable interest in the value of his matching contribution and the earnings thereon in accordance with whichever schedule produces the greater vested percentage:

Years of Plan Participation (as defined by the Plan)	Vested Percentage
Less than 2 years	0%
2 or more years	100%

Years of Service (as defined by the Plan)	Vested Percentage
Less than 5 years	0%
5 or more years	100%

Each other participant, whose employment is terminated prior to his normal retirement date, as defined by the Plan, and for any reason other than death or becoming disabled, the participant shall have a nonforfeitable interest in the value of his matching contribution and the earnings thereon in accordance with the following schedule:

Years of Service (as defined by the Plan)	Vested Percentage
Less than 3 years	0%
3 or more years	100%

If a participant's employment is terminated prior to his normal retirement date, as defined by the Plan, and for any reason other than death or becoming disabled, the participant shall have a nonforfeitable interest in the value of his profit sharing contribution and the earnings thereon in accordance with the following schedule:

Years of Service (as defined by the Plan)	Vested Percentage
Less than 3 years	0%
3 or more years	100%

If a participant's employment is terminated due to such person's death or such person becoming disabled, the participant shall immediately have a 100% nonforfeitable interest in the value of his entire account.

Participant Loans

Participants may borrow, from their fund accounts a minimum, of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance, subject to certain limitations. Loan terms range from 1-5 years or up to 15 years for the purchase or reconstruction of the principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate on the date of the loan plus 1%. Principal and interest is paid ratably through monthly payroll deductions.

Payments of Benefits

A participant may elect, after attaining the age of 59 1/2, to withdraw all or a portion of the value of their accounts, provided that each withdrawal is at least $1,000 (or is 100% of the value of their account if less than $1,000). Withdrawals by actively employed participants, before the age of 59 1/2, are permitted for pre-tax contributions and pre-1989 earnings thereon, only after meeting specified financial hardship criteria and after obtaining approval from the Committee. Participants can elect to withdraw all or a portion of their rollover contributions made to the Plan.

If the participant's employment with the Company terminates, at any point prior to death the participant may elect to receive a full or partial distribution of his account balance, provided that partial distributions must be at least $1,000. After participants attain their normal retirement age, as defined in the Plan document, they must both receive partial and full distributions or their remaining account balance in accordance with the minimum required distribution and Plan rules. In the event the participant's account does not exceed $1,000 ($5,000 prior to March 28, 2005), a lump sum payment will be made immediately. Upon death, the balance in the participant's account is paid to the designated beneficiary as provided by the Plan.

Forfeited Accounts

Amounts in which the participant does not have a vested interest shall be forfeited by the participant after five consecutive one year breaks in service, as defined by the Plan document. At December 31, 2005 and 2004, approximately $591,600 and $441,700 respectively, of forfeitures from terminated employees were maintained in a separate account and are available to offset future contributions. For the years ended December 31, 2005 and 2004, employer contributions were reduced by approximately $500 and $391,700, respectively, from forfeited accounts.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. The common stock of the Toronto-Dominion Bank is valued at the quoted market price on the last business day of the Plan year. Mutual funds and common trust funds are valued at the net asset or unit value of shares/units held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Payments of Benefits

Benefits are recorded when paid.

3.     Investments

The following table presents the fair value of investments held by the Plan at December 31, 2005 and 2004, respectively:

	December 31,
	2005	2004
Investments, at fair value:
Mutual Funds	$61,810,468	$72,404,451
Common Trusts Funds	17,408,518	—
Employer Stock Fund	1,639,957	564,432

	$80,858,943	$72,968,883

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net appreciation in fair value of investments:
Common Trusts Funds	$—
Mutual Funds	2,788,698
Employer Stock Fund	475,903

$3,264,601

The following is a summary of investments held in excess of 5% of the net assets available for benefits at December 31, 2005 and 2004, respectively:

	December 31,
	2005	2004
T. Rowe Price Equity Index Trust	$10,363,347	$—
T. Rowe Price Equity Income Fund	9,155,088	9,733,598
T. Rowe Price Capital Appreciation Fund	8,466,475	8,040,322
T. Rowe Price Stable Value Fund	7,045,171	—
T. Rowe Price Mid Cap Growth Fund	6,850,290	6,005,316
T. Rowe Price Small Cap Value	6,844,237	6,050,465
T. Rowe Price Science & Technology Fund	4,851,793	4,968,902
T. Rowe Price New Income Fund	3,835,525	4,142,318
T. Rowe Price Prime Reserve Fund	—	7,374,560
T. Rowe Price Equity Index 500 Fund	—	10,099,164

4.     Risks and Uncertainties

The Plan invests in various investment securities. The investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level or risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

5.     Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan, to discontinue its contribution at any time and terminate the Plan subject to ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.     Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 29, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

7.     Party in Interest Transactions

Certain Plan investments were managed and held in trust by T. Rowe Price during 2005 and 2004. This qualifies T. Rowe Price as a party in interest.

Supplemental Schedule

        EIN: 20-1177269
Plan No: 001

Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2005

Description of Investment	Shares or Units	Fair Value
Common Trusts Funds *:
T. Rowe Price Stable Value Common Trust Fund	7,045,171	$7,045,171
T. Rowe Price Equity Index Trust	289,398	10,363,347

Common Trusts Funds Total	7,334,569	17,408,518
Mutual Funds *:
T. Rowe Price New Income Fund	427,595	3,835,525
T. Rowe Price Equity Income Fund	353,206	9,155,088
T. Rowe Price Science & Technology Fund	247,920	4,851,793
T. Rowe Price Capital Appreciation Fund	422,058	8,466,475
T. Rowe Price International Bond Fund	100,724	946,805
T. Rowe Price International Stock Fund	234,510	3,468,403
T. Rowe Price Media & Telecommunications Fund	97,721	3,282,448
T. Rowe Price Mid Cap Growth Fund	126,529	6,850,290
T. Rowe Price Small Cap Value Fund	185,430	6,844,237
T. Rowe Price Emerging Markets Stock Fund	110,025	2,825,447
T. Rowe Price Blue Chip Growth Fund	120,327	3,932,290
T. Rowe Price Retirement Income Fund	835	10,399
T. Rowe Price Retirement 2005 Fund	18	200
T. Rowe Price Retirement 2010 Fund	7,591	110,598
T. Rowe Price Retirement 2015 Fund	222,799	2,499,799
T. Rowe Price Retirement 2020 Fund	109,048	1,704,413
T. Rowe Price Retirement 2025 Fund	151,223	1,734,528
T. Rowe Price Retirement 2030 Fund	37,716	621,941
T. Rowe Price Retirement 2035 Fund	29,947	347,984
T. Rowe Price Retirement 2040 Fund	16,029	265,605
T. Rowe Price Retirement 2045 Fund	5,184	56,200

Mutual Fund Total	3,006,435	61,810,468
Employer Stock Fund *	31,119	1,639,957
Participant Loans (maturing from 1 to 180 months; interest rates of 5.00% to 10.5%)		884,660

Total Assets Held at End of Year		$81,743,603

*
Indicates party in interest to the Plan.

Toronto-Dominion Bank, U.S.A. Division

401(k) Employee Retirement Savings Plan

SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TORONTO-DOMINION BANK, U.S.A. DIVISION EMPLOYEE RETIREMENT SAVINGS PLAN
	By:	/s/ MARIANNE VITALE Marianne Vitale Vice President & Director Human Resources The Toronto-Dominion Bank, U.S.A. Division
Date: June 28, 2006

Toronto-Dominion Bank, U.S.A. Division
401(k) Employee Retirement Savings Plan

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

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The Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan Financial Statements and Supplemental Schedule Year ended December 31, 2005 and 2004
Contents
Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2005
Notes to Financial Statements December 31, 2005
Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year) December 31, 2005
Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan
SIGNATURE
Toronto-Dominion Bank, U.S.A. Division 401(k) Employee Retirement Savings Plan
EXHIBIT INDEX